CUSIP No. 43785V102	Page 1 of 12 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

HOMESTREET, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

43785V102
(CUSIP Number)

Charles W. Griege, Jr.
Roaring Blue Lion Capital Management, L.P.
8115 Preston Road, Suite 550
 Dallas, TX  75225-6307
(214) 855-2430
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 43785V102	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Roaring Blue Lion Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,605,109
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,605,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,605,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to beneficially own as a result of membership in a “group” and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

CUSIP No. 43785V102	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Charles W. Griege, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,605,109
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,605,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,605,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN, HC

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to beneficially own as a result of membership in a “group” and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

CUSIP No. 43785V102	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Ronald K. Tanemura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent
14	TYPE OF REPORTING PERSON IN

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to beneficially own as a result of membership in a “group” and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

CUSIP No. 43785V102	Page 5 of 12 Pages

Item 1.	Security and Issuer

This amended and restated Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of HomeStreet, Inc., a Washington corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 601 Union Street, Suite 2000, Seattle, Washington 98101.

As of the date of this Schedule 13D, the Blue Lion Parties (as defined below) held in the aggregate 1,605,109 shares of Common Stock of the Issuer, which represents 5.97% of the outstanding Common Stock.

As of the date of this Schedule 13D, Ronald K. Tanemura held in the aggregate 10,000 shares of Common Stock of the Issuer, which represents less than one percent of the outstanding Common Stock.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by Roaring Blue Lion Capital Management, L.P., a Texas limited partnership (“Roaring Blue Lion Capital Management”); and Charles W. Griege, Jr., the managing member of Roaring Blue Lion Capital Management (collectively, the “Blue Lion Parties”), on the one hand, and Ronald K. Tanemura, on the other hand (collectively, the Blue Lion Parties and Mr. Tanemura, the “Reporting Persons”). The Reporting Persons are filing a joint Schedule 13D.  The joint filing agreement of the Reporting Persons was attached as Exhibit 99.1 to the amended Schedule 13D filed with the Securities and Exchange Commission on March 5, 2018.

Roaring Blue Lion, LLC, a Texas limited liability company, is the General Partner of Roaring Blue Lion Capital Management.  Mr. Griege is the sole member of Roaring Blue Lion, LLC.  Roaring Blue Lion Capital Management and Roaring Blue Lion, LLC are referred to herein as the “Roaring Blue Lion Entities.”

The Blue Lion Parties and Mr. Tanemura may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Blue Lion Parties and Mr. Tanemura coordinating their activities with regard to a potential proxy contest.  Information regarding the potential proxy contest is reflected in the Notice of Intent to Present Proposals and Nominate Directors submitted by Blue Lion Opportunity Master Fund, L.P. to the Issuer, which was attached as Exhibit 99.7 to the amended Schedule 13D filed with the Securities and Exchange Commission on February 26, 2018.  The Blue Lion Parties expressly disclaim beneficial ownership of securities held by Mr. Tanemura, and Mr. Tanemura expressly disclaims beneficial ownership of securities held by the Blue Lion Parties.

(b)-(c)	The principal business address of the Roaring Blue Lion Entities and Mr. Griege is 8115 Preston Road, Suite 550, Dallas, Texas 75225-6307.

CUSIP No. 43785V102	Page 6 of 12 Pages

The principal business of Roaring Blue Lion Capital Management is to serve as an investment manager or adviser to various pooled investment vehicles, including, among other entities, BLOF II LP, Blue Lion Capital Master Fund, L.P. and Blue Lion Opportunity Master Fund, L.P., and separately managed accounts (collectively, the “Advisory Clients”).  Roaring Blue Lion, LLC is the General Partner of Roaring Blue Lion Capital Management.  The principal occupation of Mr. Griege is investment management through his ownership and control over the affairs of the Roaring Blue Lion Entities.  Roaring Blue Lion Capital Management and Mr. Griege have sole voting and dispositive power over the Common Stock held by the Advisory Clients, and this grant of discretion is not terminable within 60 days.

The principal business address of Mr. Tanemura is c/o the Roaring Blue Lion Entities at 8115 Preston Road, Suite 550, Dallas, Texas 75225-6307.

Mr. Tanemura is presently a private investor, and serves as a director for a number of entities, as set forth herein.  Since March 2012, Mr. Tanemura has served as a director of post-reorganization Lehman Brothers Holdings Inc. and, since March 2011, as a director of TPG Specialty Lending, Inc., an investment company registered under the Investment Company Act.  Also, since November 2012, he has served as a non-executive director of ICE Clear Credit in Chicago and, since 2009, he has served as a non-executive director of ICE Clear Europe in London, both wholly owned subsidiaries of IntercontinentalExchange, Inc.

(d)	During the last five years, none of the Roaring Blue Lion Entities, nor Mr. Griege, nor Mr. Tanemura has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Roaring Blue Lion Entities, nor Mr. Griege, nor Mr. Tanemura has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Griege and Mr. Tanemura are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, Roaring Blue Lion Capital Management and Mr. Griege have sole voting and dispositive power over 1,605,109 shares of Common Stock of the Issuer acquired at an aggregate cost of $44,845,852, excluding brokerage commissions.  These shares were acquired using the Advisory Clients’ available working capital.  The Roaring Blue Lion Entities and Mr. Griege do not own any shares of Common Stock of the Issuer directly.

As of the date of this Schedule 13D, Mr. Tanemura had invested $293,127 (inclusive of brokerage commissions) in Common Stock of the Issuer.  The source of these funds was personal investment capital.

CUSIP No. 43785V102	Page 7 of 12 Pages

From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  Other than the foregoing margin arrangements, as of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	Purpose of Transaction

In the aggregate, the Blue Lion Parties hold 5.97% of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of November 1, 2017.

In the aggregate, Mr. Tanemura holds less than one percent of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of November 1, 2017.

The Reporting Persons purchased the Common Stock for investment purposes.  Their intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock for all shareholders.

Consistent with their investment purpose, the Reporting Persons have engaged and will continue to engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.  The Reporting Persons have discussed and will continue to discuss ideas that, if effectuated, may result in any of the following: changes in the Board or management of the Issuer and/or a sale or transfer of a material amount of assets of the Issuer.

On March 8, 2018, a letter was sent to the Issuer’s counsel on behalf of the Blue Lion Parties.  A copy of the letter is attached hereto as Exhibit 99.10.

On March 5, 2018, the Blue Lion Parties issued a press release addressing a comment letter from the Issuer regarding the Notice of Intent to Present Proposals and Nominate Directors, which was attached as Exhibit 99.9 to the amended Schedule 13D filed with the Securities and Exchange Commission on March 5, 2018.

On February 23, 2018, Blue Lion Opportunity Master Fund, L.P. nominated two individuals as nominees to the Board, to be elected at the Issuer’s 2018 Annual Meeting of Shareholders (the “Annual Meeting”).  The individuals that have been nominated are Ronald K. Tanemura and Paul J. Miller, Jr. (the “Nominees”).  In addition, Blue Lion Opportunity Master Fund, L.P. also notified the Issuer that it intends to present three shareholder proposals at the Annual Meeting (the “Proposals”).  The following persons may be deemed to be participants in the planned solicitation from the Issuer’s shareholders of proxies in favor of the Nominees and the Proposals: Ronald K. Tanemura, Paul J. Miller, Jr., Charles W. Griege, Jr., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., and Blue Lion Opportunity Master Fund, L.P.  Mr. Miller does not own shares of Common Stock.  A copy of the Notice of Intent to Present Proposals and Nominate Directors submitted by Blue Lion Opportunity Master Fund, L.P. to the Issuer was attached as Exhibit 99.7 to the amended Schedule 13D filed with the Securities and Exchange Commission on February 26, 2018, and is incorporated herein by reference.  A copy of a press release issued by the Blue Lion Parties, which announced the filing of the Notice, was attached as Exhibit 99.8 to the amended Schedule 13D filed with the Securities and Exchange Commission on February 26, 2018.

CUSIP No. 43785V102	Page 8 of 12 Pages

On January 23, 2018, Mr. Griege issued a press release, which was attached as Exhibit 99.6 to the amended Schedule 13D filed with the Securities and Exchange Commission on January 23, 2018.

On January 17, 2018, Mr. Griege wrote a letter to the Issuer, which was attached as Exhibit 99.5 to the amended Schedule 13D filed with the Securities and Exchange Commission on January 17, 2018.

On December 21, 2017, the Blue Lion Parties met with the Board and provided the presentation attached as Exhibit 99.4 to the amended Schedule 13D filed with the Securities and Exchange Commission on December 27, 2017.

On November 29, 2017, Mr. Griege wrote a letter to the Issuer, which was attached as Exhibit 99.3 to the amended Schedule 13D filed with the Securities and Exchange Commission on December 1, 2017.

On November 20, 2017, Mr. Griege wrote a letter to the Issuer that was attached as Exhibit 99.2 to the initial Schedule 13D filed with the Securities and Exchange Commission on November 20, 2017.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below considerations, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Unless otherwise noted in this Schedule 13D, no Reporting Person, nor any of their affiliates or associates, has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as a group (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise (although they have no present intention of increasing their aggregate holdings above 9.999% of the Issuer’s outstanding Common Stock), (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered private offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule 13D, the Blue Lion Parties held in the aggregate 1,605,109 shares of Common Stock of the Issuer, which represents 5.97% of the outstanding Common Stock.  As of the date of this Schedule 13D, Ronald K. Tanemura held in the aggregate 10,000 shares of Common Stock of the Issuer, which represents less than one percent of the outstanding Common Stock.  The percentages used in this Schedule 13D are calculated based upon 26,888,287.6 outstanding shares of Common Stock as of November 1, 2017.  This amount is based upon the number of outstanding shares of Common Stock reported in the Issuer’s quarterly report on Form 10-Q filed on November 3, 2017.

CUSIP No. 43785V102	Page 9 of 12 Pages

(c)            Roaring Blue Lion Capital Management has not effected any transactions in the Common Stock since the amended Schedule 13D filed on March 5, 2018.

Because Mr. Griege is the managing member of Roaring Blue Lion Capital Management, he is deemed to share voting power and dispositive power over the shares of Common Stock held by Roaring Blue Lion Capital Management on behalf of the Advisory Clients.

Mr. Griege has not effected any transactions in the Common Stock directly in his name.

Mr. Tanemura has not effected any transactions in the Common Stock since the amended Schedule 13D filed on March 5, 2018.

(d)            Other than the Advisory Clients for which Roaring Blue Lion Capital Management acts as the investment adviser, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Roaring Blue Lion Capital Management is the investment manager on behalf of the Advisory Clients.  Each of the Advisory Clients has granted Roaring Blue Lion Capital Management the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, and this grant of discretion is not terminable within 60 days.  Roaring Blue Lion Capital Management is entitled to a fee for managing and advising these Advisory Clients, generally based upon a percentage of the Advisory Clients’ capital.  Roaring Blue Lion Capital Management, or a wholly owned subsidiary of Roaring Blue Lion Capital Management, serves as general partner of various partnerships.  For serving as the general partner of these partnerships, Roaring Blue Lion Capital Management, or the subsidiary, is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

The Blue Lion Parties will reimburse the Nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the Annual Meeting.  The Blue Lion Parties will bear the cost of the intended solicitation of proxies for use at the Annual Meeting.  Mr. Tanemura does not have any arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Issuer.  Mr. Miller does not have any arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Issuer.  Neither of the Nominees is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to each other or any other person as to how he, if elected as a director of the Issuer, will act or vote on any issue or question.

CUSIP No. 43785V102	Page 10 of 12 Pages

Other than the foregoing arrangements and relationships, and the Joint Filing Agreement attached as Exhibit 99.1 to the amended Schedule 13D filed with the Securities and Exchange Commission on March 5, 2018, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1
Joint Filing Agreement by and among the Reporting Persons.  [Attached as Exhibit 99.1 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on March 5, 2018, and incorporated herein by reference.]

99.2
Letter to HomeStreet, Inc. dated November 20, 2017.  [Attached as Exhibit 99.2 to the original Schedule 13D, as filed with the Securities and Exchange Commission on November 20, 2017, and incorporated herein by reference.]

99.3
Letter to HomeStreet, Inc. dated November 29, 2017.  [Attached as Exhibit 99.3 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on December 1, 2017, and incorporated herein by reference.]

99.4
Presentation to HomeStreet, Inc. dated December 21, 2017.  [Attached as Exhibit 99.4 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on December 27, 2017, and incorporated herein by reference.]

99.5
Letter to HomeStreet, Inc. dated January 17.  [Attached as Exhibit 99.5 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on January 17, 2018, and incorporated herein by reference.]

99.6
Press Release dated January 23, 2018.  [Attached as Exhibit 99.6 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference.]

CUSIP No. 43785V102	Page 11 of 12 Pages

99.7
Notice of Intent to Present Proposals and Nominate Directors dated February 23, 2018.  [Attached as Exhibit 99.7 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on February 26, 2018, and incorporated herein by reference.]

99.8
Press Release dated February 26, 2018.  [Attached as Exhibit 99.7 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on February 26, 2018, and incorporated herein by reference.]

99.9	Press Release dated March 5, 2018. [Attached as Exhibit 99.9 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on March 5, 2018, and incorporated herein by reference.]
99.10	Letter to Issuer’s Counsel, dated March 8, 2018.

CUSIP No. 43785V102	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2018

ROARING BLUE LION CAPITAL MANAGEMENT, LLC By: /s/ Charles W. Griege, Jr. Name: Charles W. Griege, Jr. Title: Managing Member
/s/ Charles W. Griege, Jr. Charles W. Griege, Jr.
/s/ Ronald K. Tanemura Ronald K. Tanemura